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10026388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Starwood Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 West Putnam Ave
(No. and Street)

Greenwich (City) | CT (State) | 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Attanasio | 212-751-4422 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

850 Canal Street, (Address) | Stamford (City) | CT (State) | 06902 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Attanasio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starwood Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Teri Daniels
NOTARY PUBLIC
New York State
Qualified in Nassau County
No. 01DA6186037
Commission Expires 4/28/12

Elizabeth Attanasio
Signature

Financial Operations Principal
Title

Teri Daniels
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

Starwood Capital, LLC

Statement of Financial Condition
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Contents

Independent Auditor's Report 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3 – 4

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Starwood Capital, LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Starwood Capital, LLC (the "Company") as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Starwood Capital, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Stamford, Connecticut
February 25, 2010

Starwood Capital, LLC

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	287,096
Prepaid expenses		8,239
	$	295,335
Liabilities and Member's Equity		
Accrued expenses	$	135
Deferred revenue		8,104
Member's equity		287,096
	$	295,335

See Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Starwood Capital, LLC, formerly 591 Capital, LLC, (the "Company"), was incorporated in the state of Delaware on August 1, 2007. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Agency ("FINRA") on July 24, 2008. The Company's revenue is derived from fees associated with raising capital for affiliated private equity funds that focus primarily on investments in real estate, and are based on expenses incurred by the Company. The Company is a wholly-owned subsidiary of Starwood Headquarters, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 ("Rule 15c3-3"), of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule including the requirement to make the reserve computations under Rule 15c3-3.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying statement of financial condition has been prepared on the accrual basis of accounting.

Cash: Cash is comprised of cash in a checking account. From time to time, the Company's account balance held at a financial institution exceeds Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Newly adopted accounting pronouncements: In May 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on subsequent events, which is effective for the Company December 31, 2009. This guidance addresses the disclosure of events that occur after the balance sheet date, but before financial statements are issued or available to be issued. The adoption of this guidance did not have a significant impact on the Company's statement of financial condition.

In June 2009, the FASB issued The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles (the "FASB Codification"), which is effective for the Company's year ended December 31, 2009. The FASB Codification does not alter current U.S. GAAP, but rather integrates existing accounting standards with other authoritative guidance. Under the FASB Codification there is a single source of authoritative U.S. GAAP for non-governmental entities and this has superseded all other previously issued non-SEC accounting and reporting guidance. The adoption of the FASB Codification did not have any impact on the Company's statement of financial condition.

Note 2. Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital requirements ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or member distributions made if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $278,857, which is $273,857 in excess of its required net capital of $5,000.

Note 3. Related Party Transactions

The Company pays the rent of its Connecticut office under a sublease with Starwood Capital Group, LLC, which is a related entity (see Note 5).

Note 4. Income Taxes

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the individual members. With few exceptions, the Company is longer subject to U.S. Federal or state and local tax examinations by tax authorities for years before 2006. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

Note 5. Commitment

The Company leases office space from a related company under a sublease expiring July 2013. The aggregate minimum future payments under this lease are payable as follows:

2010	$	12,515
2011		12,890
2012		13,277
2013		7,879
	$	46,561

Note 6. Subsequent Events

The Company has evaluated subsequent events through the date at which this financial statement were available for distribution on February 25, 2010, and determined there have not been any events that have occurred that would require adjustments to the unaudited financial statements.